

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

June 1, 2006

Mr. David W. Honeyfield
Vice President – CFO, Secretary & Treasurer
St. Mary Land & Exploration Company
1776 Lincoln Street, Suite 700
Denver, Colorado 80203

> **Re:** **St. Mary Land & Exploration Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Filed February 27, 2006**
> **File No. 1-31539**
> **Response letter dated May 17, 2006**

Dear Mr. Honeyfield:

We have reviewed your response letter dated May 17, 2006 and your reserve reports that you provided and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. In regards to your response number 3 please provide the technical evidence that supports the attribution of proved undeveloped reserves more than one offset location away from a producing location in your coal bed methane properties. Please include a map showing the proved undeveloped locations in question, the location of the water monitoring wells; the location of the nearest producing wells with their current gas and water production rates, and their cumulative gas and

water production; the pressure changes over time in the field as determined by the water monitoring wells and any other information you deem relevant. We may have further comments.

2. Regarding response number 4, included in *Revisions of previous estimates* should be reserves added through development drilling due to the approval of decreased spacing within a field. In the *Extensions and discoveries* category, only include reserves from past drilling that extend the limits of a previously proved reservoir, reserves from the discovery of new fields with proved reserves or a new reservoir in an old field. Please confirm to us that your reserves additions meet these criteria.

3. Regarding response number 5, we are still considering your response.

4. As to response number 6, please provide the independent petrophysical evaluation, geological mapping and decline curve analysis that you state Ryder Scott generated as part of their evaluation. Also provide the Ryder Scott reserve report and the properties and the reserves for each party where significant variances existed between the company's numbers and the third party engineer's estimate.

5. Confirm to us that all of your proved undeveloped locations in both 2004 and 2005 complied with the existing field rules for their respective fields at the time they were booked as proved reserves.

6. Regarding response number 8 please provide the fields, the quantity of net proved reserves you attributed to each field and under which criteria in the FASB 69 reserve reconciliation table you attributed the reserves to down spacing of drilling locations that had not yet been approved in each of the years 2004 and 2005. We may have further comments.

7. We note that in the last three years you have averaged $47 million per year in exploration costs and $184 million per year in development costs. We also note that in the reserve report for 2005 you identify a total of $171 million in development costs. However, in your 10-K you indicate that your 2006 drilling budget has been increased to $500 million. This suggests that about two-thirds of the 2006 drilling budget will be for more risky drilling in unproved areas. Please advise or revise your document to include this information.

8. Tell us if all of the proved undeveloped wells in your 2004 and 2005 reserve reports met your internal corporate investment hurdle rates or criteria for each of those years.

9.   Reconcile for us the fact that you have attributed 50 MMCF of proved producing reserves to the Fontana 1-27 well in Pittsburg County, OK but for the 12 proved undeveloped wells in Pittsburg County you have attributed anywhere from six to ten times the amount of proved reserves per well. Tell us the cumulative production from the Fontana 1-27 from the coal bed completion as of December 31, 2005.

10.   Reconcile for us that in Pittsburg County, OK you have one well with proved producing reserves but have booked 12 proved undeveloped reserves with proved reserves.

11.   For the 18 proved undeveloped wells in the Carthage field we note the average gas reserve volume you have attributed to each well. Tell us the cumulative production through December 31, 2005 of each of the 5 wells that have proved producing reserves.   Provide us with the assurance you received from the operator that the proved undeveloped wells will be drilled.

12.   We note that your have attributed almost twice the reserves per well to the proved undeveloped reserves in the Centrahoma field in 2005 compared to 2004. Please provide the technical reasons for attributing these increased reserves to each proved undeveloped location from that attributed the previous year.

13.   Please explain to us why you increased the probable and possible reserves in the Centrahoma field so dramatically in the 2005 reserve report as compared to the 2004 report.

14.   We note over 200 proved undeveloped wells in the Elm Grove field. Tell us how many wells you drilled in each of the last three years in this field. Tell us if the field rules allow for an increase in the number of wells of this magnitude in the field. Provide us with the assurance you received from the operator that these wells will be drilled.

15.   Tell us the average economic ultimate recovery per proved producing well in the Big Sand Draw field.

16.   We note the reserve volumes that you have attributed as proved undeveloped net reserves to the Parkway Unit A&B and 5 infill proved undeveloped wells. Tell us when these were first booked as proved and under which criteria you placed these reserves in the reserve reconciliation table when originally booked.

17.   We note the gas reserves attributed to the Paggi-Broussard #1 well in the Constitution field. Please provide the production graph of oil and gas over time with the future forecasted production annotated on the curve. Also provide a

pressure versus cumulative production curve and a well head pressure versus time curve for this well. Provide any other technical data that support your reserve estimate.

18.   We note that in the Elm Grove field your working interest in the proved producing wells appears to average around 2 or 3% while in the proved non-producing wells your working interest averages higher and in the proved undeveloped wells higher still. Please explain this to us.

19.   We note frequently in the reserve reports certain quantities of negative investments under the proved producing properties. Please explain to us what these represent and if they are also included in the other reserve categories.

20.   We note significant investments, up to one third to one half of the cost of a new well, required under some wells classified as having proved non-producing reserves. We believe that wells with this level of remaining investment should be classified as proved undeveloped. Please revise your document or tell us why it is not necessary.   Please explain how this was reconciled with Ryder Scott.

Closing Comments

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sandy Eisen at (202) 551-3864 or, in her absence, April Sifford at (202) 551-3684 if you have questions regarding comments on the financial statements and related matters. You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 if you have questions related to engineering issues and related disclosures. Please contact me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director